Filed Pursuant To Rule 433

Registration No. 333-275079

February 14, 2024

. @Grayscale Global Head of ETFs David LaValle at Grayscale joins @JillMalandrino on @Nasdaq #TradeTalks from @exchangeETF to discuss how $GBTC is performing now that it’s an ETF. #ExchangeETF

Jill [00:00:03] Weclome to Nasdaq tradetalks. I'm Jill Malandrino, global Markets reporter at Nasdaq. Coming to you live from Exchange in Miami. Joining me for this segment, David LaValle, Global Head of ETFs at Grayscale to discuss GBTC, how it's performing. Now that it's an ETF, we'll discuss Bitcoin ETFs more holistically. It is great to see you Dave.

LaValle [00:00:11] Jill, great to be here

Jill [00:00:12] And everybody wants to talk to Grayscale here. Let's talk about this. The progress on spot Bitcoin ETFs. How has this played out.

LaValle [00:00:19] I mean this has been an incredible incredible innovation in the ETF market. I've been saying that it's you know unprecedented on the one hand and then another you know same old story. And it's the same old story because ETFs have been innovating for 30 years now. This is yet another asset class that has come into an ETF wrapper. And ETFs have been used and relied upon by institutional investors and advisors and retail investors as building blocks for their portfolios. And we're seeing a lot of the same now. It's unprecedented because we had ten products come to market on the same exact day. So, you know, there's a bunch of competition in the market. And that's been really great to see. And we're we're excited to see that as well.

Jill [00:00:56] Is it too crowded? I mean how much innovation can you could potentially get on an ETF that's relatively constructed.

LaValle [00:01:02] Yeah I mean look it's a it's a commodity. And you know there are some nuances on the edges. But largely this is just products that are holding Bitcoin in its spot form. And so we're really big on investor choice. And you know having that choice is really important. And not every ETF is created equally. And not every ETF issuer is created equally. We're really about partnering with our advisors and partnering with our investors. This is something that is going to, you know, command a tremendous amount of education. We're proud to be a crypto specialist. And so, you know, we want investors to have choice. But we think Grayscale and GBTC are really, really well positioned.

Jill [00:01:36] Well everyone wants to know how is it performing now that it's an ETF. Yeah.

LaValle [00:01:39] So I'll say it's performing as designed which is really, really important. I mean this is the first time that we've had a commodity based exchange traded product with a cash creation and redemption construct. And so look, everyone's talking about ten products coming to market. And they're quickly glossing over the fact that the entire industry came together to bring these Bitcoin products to market. That's exchanges, that's administrators, that's custodians, it's market making firms, authorized participants, and of course, all of the issuers. So it's really a great, you know, a great validation of the marketplace to see some of the largest institutions in the world. And so the largest banks in the world show up to support this launch.

Jill [00:02:19] Because there are nuances from which BTC was. And now that it's in ETF, it is a little bit different. For that reason. You know, we were products.

LaValle [00:02:27] Yeah, we were we were in a unique spot. We obviously had the largest bitcoin product in the world that was trading largely like a closed end fund because it didn't have simultaneous creation redemption, which is the hallmark of an ETF construct. And so we had 28 billion in assets when we, you know, up listed the New York Stock Exchange. And we had, you know, over a million investors and a ten year track record. These are really meaningful differentiating characteristics. And we're bringing it to market as a crypto specialist. So not every product is created equally. And we feel really strongly that we're bringing some real value.

Jill [00:02:58] So what's next for Grayscale? Will you look at other ETFs that have spot digital asset underlying assets, or are you going to, you know, go to different types of alternative verticals?

LaValle [00:03:06] Yeah. So what I would say is that we have a deep pool of products that we're working on, our product development pipeline, we partnered with FTSE Russell to bring the crypto sectors to market. So they think of it as like the gifts of the crypto market to help define the marketplace and understand, you know, there's tens of thousands of tokens out there. How can we kind of parse this marketplace. But we also have 17 digital asset products that are going to go through the same four phase lifecycle that ultimately turn GBTC into an ETF. So we have a Ethereum product that's a spot product that's on file. And we're anticipating a decision from the SEC in June. We'll see what happens there. But we're all about innovating. We're all about pushing out on the innovation curve. And you know we're here to stay. All right.

Jill [00:03:47] Appreciate the insight as always Steve thanks for joining us. Thank you so much. And thanks for joining me from exchange. I'm Jill Reno, global market reporter at Nasdaq.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.